UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF JUNE, 2011

COMMISSION FILE NUMBER:  000-52136

HELLENIC SOLUTIONS CORPORATION
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(Translation of registrant’s name into English)

c/o Emmanouil G. Karavelakis Law Office
Heiden 2. 3rd Floor
104 34 Athens, Greece

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒Form 20-F	☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):	n/a

The following are exhibits issued by Hellenic Solutions Corporation:

Exhibit Number	Description
99.1	Notice of Special Meeting of Shareholders
99.2	Proxy Statement for Special Meeting of Shareholders
99.3	Form of Proxy for Special Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HELLENIC SOLUTIONS CORPORATION
(Registrant)

By:	/s/ Sofia Douskali
Name:	Sofia Douskali
Title:	Chief Financial Officer

Date:   June 3, 2011